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                             DGC ACQUISITION, INC.

                      A DIRECT WHOLLY-OWNED SUBSIDIARY OF

                            RICHFOOD HOLDINGS, INC.

                                 APRIL 30, 1998

                        THIS OFFER WILL EXPIRE AT 12:00
                        MIDNIGHT, NEW YORK CITY TIME, ON
                       TUESDAY, MAY 12, 1998, UNLESS THE
                               OFFER IS EXTENDED.

TO HOLDERS OF OPTIONS TO PURCHASE THE COMMON STOCK OF DART GROUP CORPORATION:

     Enclosed for your consideration is the Offer to Purchase, dated April 15, 1998 (the "Offer to Purchase"), relating to the offer by DGC Acquisition, Inc., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Richfood Holdings, Inc., a Virginia corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share (the "Shares"), of Dart Group Corporation, a Delaware corporation (the "Company"), at a purchase price of $160.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer").

     In connection with the Offer, each holder of an option to purchase Shares (an "Option") may tender such Option and thereby be entitled to receive for each Share subject to such Option, as soon as practicable following consummation of the Offer and in settlement and cancellation of such Option, an amount (subject to applicable withholding and payroll taxes) in cash equal to the difference between $160.00 and the per Share exercise price, to the extent such difference is a positive number (the "Option Consideration"). With respect to any Option holder who is subject to Section 16(a) of the Exchange Act of 1934, as amended (the "Exchange Act"), the Option Consideration shall be paid as soon as practicable after the first date payment can be made without liability to such holder under Section 16(b) of the Exchange Act. Upon receipt of the related Option Consideration, the Option shall be canceled. The surrender of an Option in exchange for the Option Consideration shall constitute a release of any and all rights the Option holder had or may have had in respect of such Option.

     In order to accept this offer, you must complete the enclosed Option Tender Letter and return it to First Union National Bank (the "Depositary"). To prevent backup federal income tax withholding with respect to payment of the Option Consideration, you must also provide the Depositary with a completed Form W-9, which is also enclosed. Also enclosed is a Form W-4 and the applicable state withholding certificate, which should be completed and returned with the Option Tender Letter if you are no longer an employee of the Company.

     If you do not accept this offer, and if you do not exercise your Options, your Options will be canceled and you will be entitled to receive an amount equal to the Option Consideration at the time of the merger of Purchaser with and into Dart Group Corporation, as described in the Offer to Purchase. Note that an exercise of Options that constitute incentive stock options and a sale of the related Shares pursuant to the Offer or their redemption at the time of the merger may result in some ultimate savings (generally 1.45% on the related proceeds) in employment taxes. In this regard, before making your decision, you may wish to discuss your options with your tax advisor.